Bank Austria
Creditanstalt


05007307

A Member of HVB Group
8420 / Investor Relations
Schottengasse 6-8
1010 Vienna / Austria
Tel.: +43 (0) 50505 - 58853
Fax: +43 (0) 50505 - 58808

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, DC 20549
United States of America

SUPPL

Vienna, April 2005


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH. D.C.
185
SECTION

Attn: Office of International Corporation Finance

Re: Bank Austria Creditanstalt AG, **file number 82-34765**
Submission of Information pursuant to Rule 12g3-2(b)

Dear Sir or Madame:

Please find enclosed information from Bank Austria Creditanstalt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me (+43-50505-58803) with any questions you have.

Bank Austria Creditanstalt AG



Gerhard Smoley e.h. Ursula Künstler

PROCESSED
APR 2 5 2005
THOMSON
FINANCIAL



Press Release

05.04.2005

Bank Austria Creditanstalt arranges EUR 160 million transaction for Croatian Bank for Reconstruction and Development

- **BA-CA acts as bookrunner and achieves oversubscription in syndication process**
- **Renewed mandate from Croatian Bank for Reconstruction and Development (HBOR) proves confidence in BA-CA's arrangement expertise and placement power**
- **Signing of the agreement in Opatija/Croatia today**

Today the agreements on the highly successful syndication for the Croatian Bank for Reconstruction and Development (Hrvatska Banka Obnovu i Razvitak - HBOR) will be signed in Opatija, a town on the Croatian Adriatic coast. Together with an international syndicate of banks, Bank Austria Creditanstalt (BA-CA) was mandated to arrange a EUR 160 million syndicated loan. BA-CA also acted as one of the international bookrunners for this transaction and was thus responsible for placement in the international market.

The highly successful syndication process led to significant oversubscription. Apart from Bank Austria Creditanstalt, the other members of the arranging syndicate were BayernLB, Calyon and Mizuho Corporate Bank Ltd. The loan has a three-year maturity and is used for funding purposes. In 2003, BA-CA had received a mandate from HBOR for arranging a facility in the international loan market. The renewed mandate proves HBOR's strong confidence in BA-CA's arrangement expertise and placement power. With this Croatian benchmark transaction BA-CA can further strengthen its market position in the region.

HBOR, the Export Credit Agency (ECA) of the Republic of Croatia, is wholly-owned by the state and enjoys the same international rating as the Republic of Croatia (Moody's: Baa3, Standard & Poor's: BBB flat). Moreover, under a state guarantee defined by law, the Republic of Croatia is liable for all loans raised by HBOR. HBOR is one of the country's most prominent borrowers and is among the leading institutions in the entire CEE region.

Together with HVB Group, Bank Austria Creditanstalt is among the leading arrangers of syndicated loans in Central and Eastern Europe. With some 1,000 branches in 11 countries, Bank Austria Creditanstalt operates the leading banking network in the region, where 17,800 employees serve more than 4.5 million customers.

Enquiries: Bank Austria Creditanstalt, Syndication & Loan Markets
Markus Pieringer, tel. +43 (0)5 05 05 43134; e-mail: markus.pieringer@ba-ca.com

Press Release

29.03.2005

Taking the fast train to South-East Europe

- **Record inflows of foreign direct investment into SEE in 2004**
- **Total FDI volume increased to more than 40 billion euros**
- **Bulgaria and Romania especially benefit from the upcoming EU accession**

Reform measures taken in South-East Europe (SEE) have helped to dramatically improve economic and legal conditions in SEE. The Balkan countries have become a prime location for foreign direct investment (FDI) in the past five years. "In 2004, the volume of foreign direct investment into the SEE countries has exceeded 8 billion euros. This is a new record. The figure is equivalent to roughly 5 percent of the region's GDP," says Marianne Kager, Chief Economist at Bank Austria Creditanstalt (BA-CA). According to estimates by BA-CA's experts, the region has already absorbed almost 41 billion euros in cumulative FDI, representing an almost fourfold increase in volume in just five years.

The EU candidate countries Romania and Bulgaria have become the preferred targets for foreign investors in 2004. "Romania was the absolute front-runner, absorbing 50 percent of FDI flows into SEE," says Kager. This development was mainly driven by the privatisation of the Romanian oil company Petrom and the utility companies Electrica Dobrogea and Electrica Banat. Bulgaria absorbed nearly a quarter of the total volume of FDI in 2004 thanks to the privatisation of 7 regional power companies and the sale of a stake in the local Telecom company.

Despite the recent dynamic growth, the penetration level of foreign capital in the economies of SEE is still relatively low. Per capita FDI only amounted to about 800 euros. By way of comparison, the figure is 2,200 euros per capita in the New Member States (NMS-8). Croatia, however, stands out from the crowd in this regard, with its per capita FDI of 2,300 euros even higher than the average for the NMS-8. Bulgaria ranks ahead of Romania with 1,100 euros compared to some 700 euros. The postponement of EU accession talks could make Croatia less attractive for FDI's, and its lead over other countries could narrow.

Improvement of overall conditions

Overall conditions in the countries in the region will have to be further improved in order to maintain the current strong influx of capital from abroad independently of privatisation projects in order to continue closing the gap to the countries in Central Europe. Many potential investors remain hesitant of taking advantage of the opportunities which are opening up because of unresolved problems such as inefficient processes in public administration, difficulties associated with enforcing legal claims, legal regulations which deviate from EU law, corruption, or the general political environment. "The prospect of eventual membership of the European Union is a strong incentive for the countries in South-East Europe to continue pushing forward with their economic reforms. As these efforts bear fruit, we can expect to see a steady improvement in the conditions for foreign investment in the countries in this region, which will also be reflected in an unbroken strong inflow of FDI", says Kager. In 2005-2006, BA-CA's economists estimate that more than 8 billion euros will be invested in the region each year.

From an overall economic perspective, the SEE countries have a lot of potential. They are among the growth leaders on the continent. In 2004, average economic growth in the region soared to 6.5 percent, with Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Macedonia, Romania and Serbia and Montenegro growing much faster than the new EU Member States (NMS-8), which nevertheless achieved robust economic growth averaging almost 5 percent.

Enquiries: Bank Austria Creditanstalt, International Press Relations
Edith Holzer, phone: +43 (0)50505 ext. 57126, mailto: edith.holzer@ba-ca.com

Bank Austria Creditanstalt

Drucken

Press Release

23.03.2005

CEE securities – Brilliant performance but rising volatility

- **Weaker global economic growth and rising interest rates in the U.S. weigh on markets**
- **Growth lead over Western Europe and decrease in inflation mitigate risk of lasting setback**
- **Growing interest in South East European capital markets**

Portfolio investments in Central and Eastern Europe (CEE) have been among the best performing investments globally throughout the past few years. Equities from this region had appreciated by nearly 30% annually during the past three years (in euro), Eurobonds by 11% and bonds in local currency by 7%. During the past week, however, there was a correction across all asset classes and currencies in the region. "This correction was a wake-up call, reminding investors in Central and Eastern Europe that securities and currencies are not moving in a one-way street", said Peter Szopo, Head of Markets Research at Bank Austria Creditanstalt.

Despite a favourable economic backdrop in Central and Eastern Europe, portfolio investors are facing new challenges. A number of mainly global factors, that had positively influenced the investment climate in 2004, are likely to turn out less benign this year:

- Global economic growth, which had reached a 30-year-high in 2004, will slow down and growth in euroland is again likely to disappoint;
- U.S. interest rates, which still had been accommodative in the previous year, will continue to rise - probably followed by a rate hike by EZB later this year; and
- the risk appetite of investors, reflected in their demand for risky assets such as Emerging Markets equities and fixed income, may dwindle going forward.

No change in direction – but volatility increasing

Positive developments are prevailing within the region: CEE's growth lead over Euroland will remain in the two to four percentage points range. Inflation in most countries is anticipated to fall during the course of the year. Moreover, fiscal and foreign trade imbalances will ease gradually. In addition, as a result of EU accession, CEE is now presenting itself convincingly as the area of growth and reform in Europe offering a low-cost and low-tax environment to corporate investors from Western Europe.

At the same time, intra-regional sector consolidation has speeded up during the past few months: Companies from the Czech Republic, Poland and Hungary (such as CEZ, MOL, Magyar Telekom, OTP, PKN) are expanding via acquisitions within CEE, especially in the South-East.

Downturn of equity markets likely to be only temporary

While the fundamental backdrop in CEE remains constructive, investors have to expect more volatility, triggered by politics (elections in Poland and Bulgaria, turbulences in the Czech Republic) or by economic events (interest rate policies). In the short term, pressure on local currencies may persist. Near-term there is room for Eurobonds spread tightening, but further rate hikes in the U.S. may lead to a revaluation of Emerging Markets credit risk in the course of this year.

Mid-March, for the first time this year, EMEA equity funds withdrew money from the region; however, the outflow was minor. Still, the year-to-date net inflow remains above USD 2bn. Consolidation does not fully come as a surprise, given the unforeseen surge in share prices since the beginning of the year and also considering that CEE equity valuations rapidly approached Western Europe levels during the past twelve months (in the case of Czech Republic even overtaking them).

"Given the relatively sound economic backdrop and the vigour in the corporate sector, we do

not anticipate a longer-term downturn in CEE equity markets", Szopo said. He stated that IPOs in Poland and Russia as well as emerging interest for South East Europe (Bulgaria, Romania, Ukraine, and Turkey) have broadened the range of investment opportunities of regional investment funds, which, in turn, is likely to attract additional capital inflows.

Contact: Bank Austria Creditanstalt International Markets
Veronika Fischer-Rief, Phone: +43-50505 ext. 82833
mailto: veronika.fischer-rief@ba-ca.com

Press Release

18.03.2005

UK-based magazine Global Custodian awards BA-CA

- **Best Agent Bank in Central and Eastern Europe**
- **Winner in eight individual countries**

In an unprecedented achievement, Bank Austria Creditanstalt (BA-CA) and eight of the Central and Eastern European network banks were awarded for their extraordinary achievements by Global Custodian, the UK-based trade magazine. Yesterday evening Michael Aschauer, Head of Custody at BA-CA, accepted awards for Best Agent Bank in Central and Eastern Europe in addition to individual awards for Bulgaria, Croatia, Greece, Romania, Slovakia, Slovenia, Ukraine and Russia at a ceremony held in London.

BA-CA was not only recognised by the publication for providing service excellence to the foreign investment community, but also for servicing local funds and pensions having won individual country awards as the Best Domestic Agent in Bulgaria, Croatia and Ukraine.

The „Emerging Markets Survey", a rigorous annual client survey undertaken by a leading industry publication - Global Custodian, is commonly used by global custodians, broker / dealers and local funds in benchmarking agent banks' capabilities. Aschauer said, "BA-CA, together with its Central and Eastern European network, continues to be recognised by its clients and the industry as the leading custody provider throughout the region. It is thanks to our local presence in all markets that allows us to be familiar with each individual market. "

BA-CA's approach to offering tailored solutions and the bundling of related products - custody, foreign exchange, banking and trade execution - gives the group a unique opportunity to be a single window to the different bourses of the region, while servicing the broadest client basis amongst its peers.

Contact: Bank Austria Creditanstalt International Press Relations
Ildiko Füredi-Kolarik, Tel. +43 (0)5 05 05-56102;
E-Mail: ildiko.fueredi@ba-ca.com

Press Release

17.03.2005

Final results for 2004:
Bank Austria Creditanstalt increases profit by 36 per cent

- **Profit after taxes up by 36 per cent to EUR 602 million**
- **Profit growth driven by CEE business**
- **Net income before taxes for 2005 expected to exceed EUR 1 billion**

According to final figures for the 2004 financial year, Bank Austria Creditanstalt's profit after taxes was EUR 602 million, up by 36.1 per cent on the previous year (2003: EUR 442 million). Net income before taxes and minority interests rose by 29 per cent to EUR 836 million (2003: EUR 648 million). Thus Bank Austria Creditanstalt (BA-CA) significantly exceeded its target for net income before taxes, which was raised from EUR 750 million to EUR 800 million during the year. There are no changes compared with the preliminary figures published on 24 February 2005.

Erich Hampel, CEO of Bank Austria Creditanstalt: "I am very satisfied with the results. We are on track. For 2005 I expect another significant increase."

Business in Central and Eastern Europe (CEE) made a particularly strong contribution to this significant growth in profits: the CEE business segment achieved a substantial increase in net income before taxes from EUR 151 million to EUR 362 million. Accounting for 43 per cent of the BA-CA Group's net income before taxes, the CEE business segment is the most important contributor to Bank Austria Creditanstalt's profits.

In 2004, shareholders' equity shown in Bank Austria Creditanstalt's balance sheet in accordance with IAS rose to EUR 6.6 billion. Thus BA-CA has by far the strongest capital base of any bank in Austria. As at 31 December 2004, BA-CA's total assets amounted to EUR 146.5 billion (31 December 2003: EUR 137 billion), an increase of 6.9 per cent over the year-end 2003 figure. The increase is mainly due to a strong expansion of customer business.

The return on equity before taxes (ROE) rose to 13.4 per cent (2003: 12.8 per cent) despite a further increase in shareholders' equity. The ROE after taxes increased by one percentage point to 9.7 per cent (2003: 8.7 per cent). The cost/income ratio improved significantly, declining to 64.9 per cent (2003: 69.9 per cent).

Bank Austria Creditanstalt continued to pursue its expansion in Central and Eastern Europe in 2004. The bank further enlarged its network by acquiring Hebros Bank in Bulgaria and Eksimbanka in Serbia. With a presence in 11 countries in Central and Eastern Europe, BA-CA operates the leading international banking network in the region. The combined total assets of Bank Austria Creditanstalt's operations in CEE rose from EUR 23 billion to EUR 30.1 billion, an increase of 31 per cent. At the same time, Bank Austria Creditanstalt added some 100 branches to the CEE network, bringing the total number of offices to 988. BA-CA's customers have access via HVB Group to the markets in Russia, Ukraine and in the Baltic countries as well as to all major international business and financial centres.

For the current year 2005, Bank Austria Creditanstalt expects that net income before taxes, in accordance with IFRS 3, will exceed EUR 1 billion.

Enquiries: Bank Austria Creditanstalt Press Relations
Martin Hehemann, tel.: +43 (0)5 05 05 57007; e-mail: martin.hehemann@ba-ca.com
Peter N. Thier, tel.: +43 (0)5 05 05 52371; e-mail: peter.thier@ba-ca.com

The annual report of BA-CA for 2004 is available at http://annualreport2004.ba-ca.com